

March 27, 2013

Via E-mail
Arild Vik
Chief Executive Officer
KNOT Offshore Partners LP
2 Queen's Cross
Aberdeen, Aberdeenshire AB15 4YB
United Kingdom

> **Re:** **KNOT Offshore Partners LP**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed March 19, 2013**
> **File No. 333-186947**

Dear Mr. Vik:

We have received your response to our prior comment letter to you dated February 28, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Management's Discussion and Analysis, page 86

Borrowing Activities, page 100

Windsor Purchase Facility, page 104

1. If material please provide a risk factor addressing the matters disclosed in the last paragraph in this discussion about KNOT's agreement to compensate the "borrower" for any difference in the hire rate below the hire rate agreed for the Windsor Knutsen's time charter for five years, and that KNOT's failure to comply with this may cause an event of default.

Exhibits

2. Please file signed and dated legality and tax opinions prior to effectiveness.

Exhibit 8.3

3. Please revise to include Appendix 1 as referenced in the last paragraph on the first page.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Catherine Gallagher
       Vinson & Elkins L.L.P.